


SECTION PROCESSING
RECEIVED
FEB 15 2005
WASH. D.C. 213 SECTION

GALLERY RESOURCES LIMITED

VANCOUVER, BRITISH COLUMBIA, CANADA

FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2004

FILE # 82-2877

GALLERY RESOURCES LIMITED
BALANCE SHEET
NOVEMBER 30, 2004

	November 30, 2004	February 29, 2004 (Audited)
ASSETS		
CURRENT ASSETS:		
Cash	$ 132,555	$ -
Due to related party	-	16,824
Accounts receivable	35,472	11,431
Prepaid expenses and deposits	235,353	263,481
	403,380	291,736
PROJECT DEPOSIT	3,500	3,500
CAPITAL ASSETS	44,348	203,041
MINING CLAIMS AND DEFERRED EXPENSES	2,421,293	1,887,198
	$ 2,872,521	$ 2,385,475
LIABILITIES		
CURRENT LIABILITIES:		
Bank advances	$ -	$ 13,472
Due to Related parties	5,274	-
Accounts payable and accrued liabilities	174,676	249,078
	179,950	262,550
SHAREHOLDERS' EQUITY		
CAPITAL STOCK		
Issued and outstanding	25,423,973	23,930,483
Subscriptions received in advance		
Contributed surplus	562,400	278,000
	25,986,373	24,208,483
DEFICIT	23,293,802	22,085,558
	2,692,571	2,122,925
	$ 2,872,521	$ 2,385,475

Approved By The Board

"Bruce Costerd" Director

"Brian Cawley" Director

FILE 82-2811

GALLERY RESOURCES LIMITED
STATEMENT OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2004

	For the three month period ended		For the cumulative nine month period ended	
	November 30, 2004	November30, 2003	November 30, 2004	November30, 2003
Interest Income	$ 35	$ 52	$ 66	$ 319
Administrative expenditures:				
Advertising	33,495	8,212	60,942	61,476
Amortization	2,456	1,202	5,430	2,278
Interest	5,326	27,584	5,326	27,584
Office	21,638	11,813	118,686	91,003
Professional fees	11,560	6,403	48,577	41,208
Stock-based compensation	132,000	174,000	284,400	264,000
Travel	20,952	3,344	51,628	17,117
Wages	389,561	381,999	590,873	986,299
	616,988	614,557	1,165,862	1,490,965
Loss from operations	(616,953)	(614,505)	(1,165,796)	(1,490,646)
Write-down of mineral properties and mining claims	(5,667)	10,882	42,448	20,360
NET LOSS	(611,286)	(625,387)	(1,208,244)	(1,511,006)
DEFICIT (see Note 4)				
As previously stated,	(22,682,516)	(21,247,270)	(22,085,558)	(13,647,008)
Write of mining claims and deferred exploration	-	-		(6,714,643)
As restated	(22,682,516)	(21,247,270)	(22,085,558)	(20,361,651)
DEFICIT, end of period	$ (23,293,802)	$ (21,872,657)	$ (23,293,802)	$ (21,872,657)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	127,941,506	116,200,212	127,941,506	116,200,212

FILE# 82-2877

GALLERY RESOURCES LIMITED
STATEMENT OF CHANGES IN CASH FLOW
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2004

	For the three month period ended		For the cumulative nine month period ended	
	November 30, 2004	November30, 2003	November 30, 2004	November30, 2003
Cash flows from operating activities				
Cash paid to suppliers and employees	$ (741,117)	$ (462,466)	$ (1,475,792)	$ (1,682,860)
Interest received	34	52	65	319
	(741,083)	(462,414)	(1,475,727)	(1,682,541)
Cash flows from financial activities				
Sale of capital assets	10,000	-	130,000	-
Issue of share capital	877,490	644,454	1,493,490	1,780,000
	887,490	644,454	1,623,490	1,780,000
Cash flows from investment activities				
Purchase of capital assets	-	(150,967)	(1,736)	(153,902)
Term deposit redeemed	-	-	-	-
Mineral deposit acquisition costs	-	(26,667)	-	(41,285)
	0	(177,634)	(1,736)	(195,187)
Increase in bank advances	146,407	4,406	146,027	(97,728)
Bank advances, beginning of period	(13,852)	1,836	(13,472)	103,970
Bank advances, beginning of period	$ 132,555	$ 6,242	$ 132,555	$ 6,242

FILE # 82-3877

GALLERY RESOURCES LIMITED
STATEMENT OF DEFERRED DEVELOPMENT EXPENDITURES
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2004

	For the three month period ended		For the cumulative nine month period ended	
	November 30, 2004	November 30, 2003	November 30, 2004	November30, 2003
Expenditures				
Amortization	$ -	$ 3,619	$ -	$ 11,453
Assaying	5,520	1,702	10,961	4,362
Drilling	117,700	71,306	174,518	182,728
Geochemistry	-	5,507	2,297	14,112
Geology	46,717	75,362	97,965	193,120
Geophysics	52,431	11,014	198,463	28,224
Loss on sale of capital assets	(10,000)	-	25,000	-
Prospecting	34,570	1,985	67,639	5,088
Wages and employee benefits	-	2,263	-	6,789
Increase in deferred development expenditures during the period	246,938	172,758	576,843	445,876
Deferred development expenditures at beginning of period				
As previously stated	1,982,008	1,577,416	1,700,218	1,313,778
Write down of deferred exploration		-	-	-
As restated	1,982,008	1,577,416	1,700,218	1,313,778
Write-down of mineral properties and mining claims	5,667	(10,882)	(42,448)	(20,362)
DEFERRED DEVELOPMENT EXPENDITURES, end of period	$ 2,234,613	$ 1,739,292	$ 2,234,613	$ 1,739,292

	Katie	Katie	Shabogamo	Shabogamo
Expenditures				
Amortization	$ -	-	$ -	-
Assaying	2,036	4,362	5,520	-
Drilling	56,818	182,728	117,700	-
Geochemistry	2,297	14,112	-	-
Geology	48,730	179,466	46,735	13,654
Geophysics	47,005	28,224	151,457	-
Prospecting	29,569	2,968	26,527	-
Wages and employee benefits	-	-	-	-
Increase in deferred development expenditures during the period	186,455	411,860	347,939	13,654
Deferred development expenditures at the beginning of the period	1,569,415	1,186,628	130,804	127,150
Deferred costs written off	-	-	-	-
DEFERRED DEVELOPMENT EXPENDITURES, end of period	$ 1,755,870	1,598,488	$ 478,743	140,804

GALLERY RESOURCES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2004

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

NOTE 3 STOCK-BASED COMPENSATION

The Company grants stock options in accordance with the TSX Venture Exchange ("TSX"). Effective September 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The Company has adopted the use of the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant and the associated expense is amortized over the vesting period.

The following assumptions were used for the Black-Scholes option pricing model valuation of stock options granted during the year:

Risk-free interest rate	3.18%
Expected life of options	5 years
Annualized volatility	.763%
Dividend rate	0.00%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

NOTE 4 IMPAIRMENT OF DEFERRED EXPLORATION AND MINING CLAIMS

The company writes down any properties that have not had any exploration activities for over three years.

GALLERY RESOURCES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30 , 2004

Note 5 SHARE CAPITAL

a) **Authorized**

Unlimited number of common voting shares. Details of shares issued are as followed:

b) **Issued and Outstanding common stock**

	Number of shares	Amount
Balance as August 31, 2004	130,390,403	$ 24,546,483
Issued for cash	14,635,714	877,490
Balance as at November 30, 2004	145,026,117	$ 25,423,973

c) **Options**

At November 30, 2004, the Company has share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Expiry Date
2,140,000	$0.10	February 15, 2005
1,000,000	$0.10	March 7, 2007
400,000	$0.10	June 20, 2007
100,000	$0.10	July 30, 2007
2,400,000	$0.10	August 27, 2007
1,800,000	$0.10	January 13, 2008
200,000	$0.10	March 18, 2008
1,300,000	$0.10	April 3, 2008
2,900,000	$0.10	October 10, 2008
2,200,000	$0.10	October 01, 2009
14,440,000		

GALLERY RESOURCES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2004

d) **Warrants**

At November 30, 2004 the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number	Exercise Price	Expiry Date
350,000	\$0.10 / \$0.12	October 22,2005/2006
1,571,428	\$0.12/0.14	October 13,2005/2006
14,142,857	\$0.12 /\$ 0.14	September 17,2005/2006
7,700,000	\$0.10 / \$0.12	August 5, 2006
3,780,000	\$0.20	December 10, 2004
1,220,000	\$0.15 / \$0.20	March 3, 2004/2005
2,125,000	\$0.15 / \$0.20	May 1, 2004/2005
8,000,000	\$0.12 / \$0.15	October 10, 2004 /2005
38,889,285		

Note 6 RELATED PARTIES

The company paid the following expenses to the president:

Wages	\$180,000
Reimbursements of expenses related to financing the company	\$287,000

GALLERY RESOURCES LIMITED

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
NINE MONTH PERIOD ENDED NOVEMBER 30, 2004

The following discussion and analysis, prepared as of January 31, 2005, should be read together with the unaudited interim financial statements for the nine month period ended November 30, 2004 and the annual audited financial statements for the year ended February 29, 2004 which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

The Company was incorporated on February 9, 1987 pursuant to the Alberta Business Corporations Act and is listed on the TSX Venture Exchange (the "TSX").

The business address of the Company is Suite 2975, 700 West Georgia Street, Vancouver, BC, V7Y 1A1.

The Company's principal business is the exploration and development of resource properties. The Company currently has interests in mineral properties located in British Columbia, Newfoundland and Labrador, Canada. The Company is continually investigating new exploration opportunities. Mineral exploration is carried out on properties identified by management of the Company as having favourable exploration potential.

Additional information related to the Company is available on its website at www.gallery-gold.com and on SEDAR at www.sedar.com.

Description of Business

The Company is engaged in the exploration and development of resource properties located in British Columbia, Newfoundland and Labrador, Canada. The Company has two projects, Katie and Shabogamo, located in the Newfoundland and Labrador regions. These projects are in the exploration stage.

Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders. The Company trades on the TSX Venture Exchange under the symbol GYR.

Performance Summary

The following is a summary of significant events and transactions that occurred during the period:

1. In May 2004, the Company issued Technical Reports on the Katie Project and the Shabogamo Project. The technical information contained in these reports was collected and compiled by Derek Wilton, Ph.D, P. Geo.

2. In May 2004, the Company announced that it would, along with its joint venture partner, BHP Billiton Diamonds Inc., commence an AeroTEM II Helicopter Borne ElectroMagnetic survey over the Shabogamo Project in western Labrador.

3. The Company completed a drill program and announced drilling results on its Black Bart Katie Property in central Newfoundland. A total of five holes were drilled to test new targets outlined as Induced Polarization (IP) chargeability anomalies detected during a spring 2004 survey.

4. The Company completed the AeroTEM II survey on the Shabogamo Project which resolved numerous electro-magnetic conductors, five (5) of which have been selected for initial drill follow-up due to their coincidence with magnetic anomalies.

FILE 82-2817

5. The Company arranged a non-brokered private placement of 8,050,000 units at $0.08 per unit for gross proceeds of $644,000. Each unit consisted of one common share and one share purchase warrant allowing the holder to purchase one additional common share at $0.10 per share in the first year and at $0.12 per share in the second year.

6. The Company completed a non-brokered private placement with the Mineralfields Group of Toronto, Ontario of 14,285,714 units of the Company at a price of $0.07 per unit, for proceeds of $1,000,000. Each unit consisted of one flow-through common share and one common share purchase warrant of the Company. Each warrant is exercisable into one additional common share of the Company at an exercise price of $0.12 per share in the first year and at a price of $0.14 per share in the second year.

7. The Company announced the assay results from the preliminary drilling program completed on the Shabogamo Project, confirming the discovery of a Nickel-Copper-Cobalt (Ni-Cu-Co) mineralized, magmatic sulphide zone.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Three Months Ended November 30, 2004	Three Months Ended November 30, 2003	Nine Months Ended November 30, 2004	Nine Months Ended November 30, 2003
Total revenues	$ 35	$ 52	$ 66	$ 319
Net loss before extraordinary items	611,286	625,387	1,208,244	1,511,006
Net loss	611,286	625,387	1,208,244	1,511,006
Basic and diluted loss per share	0.01	0.01	0.01	0.01
Total assets	2,872,521	2,582,347	2,872,521	2,582,347
Total long-term liabilities	-	-	-	-
Cash dividends	-	-	-	-

The Company earns interest revenue from cash held in banks. During the 2004 fiscal year, the Company wrote-off $108,869 in resource property costs with $6,744,085 in costs written off during the 2003 fiscal year end. The write-down taken in fiscal 2004 and 2003 was a decision by management to concentrate the Company's resources on the Katie and Shabogamo Projects. As a result, the carrying value of resource properties and deferred costs exploration costs related to other properties were written-down. Current expenditures on other properties will be written off as incurred.

The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the period, the Company incurred a loss of $1,208,244 (2003 – 1,511,006). Some significant expenses are as follows:

Advertising expenses of $60,942 (2003 - $61,476). This decreased by $514 from the previous year comparable period. Funds were spent on various local functions and trade shows in San Francisco and New Orleans.

Travel expenses of $51,628 (2003 -$ 17,772). This increased by $34,511 from the previous year comparable period as a result of the Chief Executive Officer travelling to Toronto and the USA to meet investors.

Office and miscellaneous expenses of $118,686 (2003 - $91,003). This increased by $27,683 from the previous year comparable period as a result of the Company's Annual and Special Meeting being held on March 15, 2004

Professional fees of $48,577 (2003 - $41,208). This increased by $7,369 from the previous year comparable period as a result of an increase in accounting and regulatory services related to a continuous disclosure review of the Company by the British Columbia Securities Commission.

FILE# 82-3817

Stock-based compensation $184,400 (2003 - $264,000). This is a non-cash expense that is recorded because the Company granted stock options to certain directors, officers and employees.

Wages, benefits and reimbursement of expenses (Financing) of $590,873 (2003 - $986,299). This decreased by $395,426 from the previous year comparable period as a result of lower wages paid to the Chief Executive Officer and employees of the Company and a decrease in expenses reimbursed related to the financing of the Company.

Write Down of Mineral Properties of $42,448 (2003 - $ 20,360) This increase of $22,088 is from a loss on the sale of drilling equipment.

Project Summary

Shabogamo Project

On June 28, 2002 the Company signed a Property Option Agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to acquire a 50% interest in 2,185 mining claims covering 137,110 acres known as the Shabogamo project in Western Labrador (the "Shabogamo Project"). Under the terms of the Option Agreement the Company issued 200,000 shares to BHP Billiton and is required to incur expenditures of $1,000,000 over a period of 54 months. Regulatory approval of this acquisition was obtained from the TSX Venture Exchange during the 2003 fiscal year.

A report on the Shabogamo Project dated April 26, 2004 was prepared in accordance with NI 43-101 by the Company's qualified person, Derek Wilton.

In November 2004, BHP Billiton staked an additional 2113 new claims to strategically cover previously un-staked sections of the Shabogamo Gabbro Intrusion. These new claims form part of the property subject to the Option Agreement and bring the total number of BHP Billiton claims in the area to an aggregate 4,245 covering 266,375 acres along a 90 km (55 mile) section of the intrusion, making it the largest mineral property in Newfoundland and Labrador.

Exploration Results

A fixed wing, ElectroMagnetic airborne survey completed in July 2002 by Joint Venture Partners Gallery Resources Limited and BHP Billiton Diamonds Inc. on the Shabogamo Joint Venture Project in western Labrador detected over 50 EM anomalies on approximately 2500 kms of survey lines over this property.

Analysis and interpretation of the results by both the BHP Billiton geophysics staff and independent geophysics consultant, Steve Balch identified 12 of these EM anomalies to display corresponding electrical conductivity and magnetic responses typically associated with nickel-copper enriched sulphide mineralization.

Further discrimination and interpretation of the 12 anomalies resulted in prioritizing 6 of these anomalies of being highly prospective and worthy of drill testing. The JV Partners agreed to complete a second phase of airborne surveying using the latest EM technology with the objective of improving the definition of the 6 priority anomalies ranked as being highly prospective drill targets.

The AeroTEM II survey flown over the Shabogamo Joint Venture Project in July 2004, has resolved numerous electro-magnetic conductors, five (5) of which have been selected for initial drill follow-up due to their coincidence with magnetic anomalies.

An additional four (4) conductors are ranked as priority drill targets due to their coincidence with magnetic anomalies. All of these conductors are till covered and the host-rock is unknown (there are extensive conductive sedimentary units and iron-formation in the vicinity of the Shabogamo Gabbro).

Of the five (5) conductors prioritized for drilling, 3 are located in the Evening Lake area (including the top ranked drill target). The detection of high conductance conductors in the Evening Lake area is particularly significant because this is where the initial discovery of nickel-copper-cobalt sulphide mineralization was made in surface boulders. It was these boulders that initiated the project and attracted BHP Billiton to the Shabogamo area in 2000. The boulder mineralization is hosted in favorable olivine bearing gabbro rocks, a rock-type also associated with the Voisey's Bay Deposits in eastern Labrador.

FILE 82-3817

On November 26, 2004 the Company announced the assay results from the preliminary drilling program completed on the Shabogamo Project, confirming the discovery of a Nickel-Copper-Cobalt (Ni-Cu-Co) mineralized, magmatic sulphide zone.

All 41 core samples from the 8.25 to 8.90 metre (27 to 29 ft) thick zone intersected in the 4 holes drilled across a 108 metre (354 ft) section of the priority target ELG001 W zone contain enrichments in all 3 metals. Throughout the zone Ni is enriched relative to Cu and Co; for example in Hole E1W from 71.4 metres there is an 8.5 metre (28 ft) section grading 0.16% Ni, 0.12% Cu and 0.022% Co.

The assays highlight a core interval in each hole between 2.5 to 4.6 metres (8 to 15 ft) thick with enrichments up to 0.33% Ni, 0.26% Cu and 0.043% Co and include 3.6 metres (12 ft) @ 0.23% Ni (Hole E1W) and 4.6 metres (15 ft) @ 0.15% Ni (Hole E1W3).

These assay results further confirm this is a discovery of a magmatic sulphide mineralized system first recognized in Hole E1W from the characteristic, net textured, pyrrhotite-chalcopyrite sulphide minerals and their concentration at the base of the Shabogamo Gabbro Intrusion, next to the contact with the underlying sedimentary rocks. Also of significance is the 4 holes were drilled to test ELG001 W, comprising the west end of a 1,500 metre (4920 ft) long airborne anomaly which also contains a second, untested priority target ELG001 E at the east end.

2005 Exploration Program

As a result of the discovery of the Ni-Cu-Co magmatic sulphide mineralized zone, a second more extensive phase of diamond drilling is planned. This second phase of drilling will further test along the discovery zone from ELG001 W to ELG001 E and test the remaining priority targets not drilled during the 2004 programs. These targets are located in the Evening Lake and SnowWay areas of the property. Additional airborne surveying is also planned for 2005 to identify potential new drill targets over the areas recently staked. These surveys will use both the GeoTEM and AeroTEM II systems previously flown over the original 2,185 claims and which successfully led to the discovery of the Ni-Cu-Co mineralization.

Katie Property

The Katie Property consists of 943 full size mining claims covering a total area of 47,150 acres (1,909 hectares) in central Newfoundland. The Company acquired an option to acquire a 100% interest in the property by making staged option payments in cash or shares of $625,000 and issuing 200,000 shares. The vendors retain a 3% net smelter return, 2% of which the Company can purchase for $3,000,000.

A report on the Katie Property dated April 29, 2004 was prepared in accordance with NI 43-101 by the Company's qualified person, Derek Wilton.

Exploration Results

Since May 2000, surface and diamond drilling programs (74 holes completed to date) on the Katie Project has identified widespread Volcanogenic Massive Sulphide(VMS), base metals (zinc, lead, copper) and precious metals (gold, silver), epithermal mineralization (gold) and alteration, and mesothermal, quartz vein, precious metals (gold, silver) and base metals (zinc) mineralization throughout this property.

The property stretches 27 kms in the south portion of the acclaimed Botwood Basin of central Newfoundland, regarded as one of the most prospective areas in Canada for gold exploration. Surface and drill programs completed to date along a 16 km stretch of the property has consistently encountered anomalous to economically significant concentrations of both base and precious metals.

In 2003 a compilation of these results suggest the presence of a major mineralized, structural zone or belt through the property labeled the Burnt Hill Mineral Belt.

Diamond drilling at 2 sites (Mystery Pond & Huxter Pond) in the north half of the property completed in September 2003 (Mystery Pond) and May 2004 (Mystery Pond and Huxter Pond) encountered new evidence of the mineralized zone/belt.

Five (5) holes aggregating a total of 650 metres just completed at these 2 sites has encountered quartz veining and silicification, chlorite, epidote and carbonate alteration, arsenopyrite and pyrite sulphide mineralization as disseminations and bands ranging up to 10% concentrations over significant thickness up to several metres. These alteration and mineralizing systems are typical of gold enriched environments which has already been encountered on surface at Mystery Pond in the

FILE # 82-2011

vicinity of the drill holes completed and also is reported in other areas adjacent to the Katie Property referencing published information disclosed in various press releases by other mining companies.

3 holes were recently drilled at Mystery Pond and 2 at Huxter Pond, 8 kms north, to test new targets outlined as Induced Polarization (IP) chargeability anomalies detected during a spring, 2004 survey.

At Mystery Pond, holes MP-8 to MP-10 intersected an intense silica (quartz) altered, quartz porphyry intrusion containing widespread arsenopyrite and pyrite sulphide mineralization. The mineralized zone was intersected at bedrock surface below 5 metres of overburden over a width of 75 metres and to a vertical depth of 50 metres. (The IP responses accurately showed the zone to extend to this vertical depth of 50 metres). Sulphide concentrations vary from less than 1% up to 4-5% and the disseminated and stringer mineralization explains the high chargeability responses defining the IP anomaly.

The 3 holes were planned to carry out initial testing of the IP anomaly and all show there are gold enrichments throughout the sulphide zone. 30% of the samples (17 of 58) contain gold with best assays of 369 ppb (0.37 g/t) and 250 ppb (0.25 g/t) over 0.3 and 0.5 metres respectively. (A comparable percentage of the surface samples from the Mystery Pond area also yielded gold).

The sulphide mineralized, intensely silicified drill core also resembles the surface boulders located in this area which contain higher gold values such as the 2.0, 3.07, 16.7 and many other values between 0.5 and 1.0 g/t obtained during the 2002 and 2003 surface sampling. This is the first drill intersection of the surface style of alteration and mineralization and therefore these latest drill results, although not sourcing the higher grade gold, does indicate the surface mineralization may originate in the immediate area. The IP responses, which accurately measured the depth of the zone, also show the zone is up to 200 metres wide and open along strike for 350 metres from the new drilling.

Upon completion of the Mystery Pond drilling, the drill was moved 8 kms north to test a second IP anomaly outlining a new drill target at Huxter Pond. The first hole, HP-1, also encountered widespread arsenopyrite and pyrite from bedrock surface (below 3.5 metres of overburden) down to a core depth of 194 metres (180 metres vertical depth). The 180 metre section is a thick sequence of interbedded, intensely altered volcanic and sedimentary rocks. The volcanic rocks comprising more than 50% of the sequence, is a silica, sericite, chlorite, carbonate and epidote altered, arsenopyrite – pyrite mineralized quartz eye tuff displaying quartz vein stockwork.

19 samples were selected to test for gold in the altered tuff at random intervals down to the bottom of the sequence at 180 metres. 14 of the samples yielded notable gold enrichments with best values of 0.47 g/t over 0.7 m and 0.37 g/t over 2.84 m (includes 0.72 g/t over 1.0 m). Samples from the sedimentary rocks did not yield gold providing further evidence of the quartz eye tuff being preferentially mineralized. A 6 m zone of heavily disseminated to massive, 30 cm bands of pyrite mineralization marked the lower contact of the quartz eye tuff with an underlying, black argillite (silicified sedimentary rock). Although this overall semi-massive section is not mineralized in gold or base metals (e.g. copper), it represents the first significant report of a thick sulphide section in this area and contacting with the tuff provides a good target for geophysics follow up.

Summary of Quarterly Results

For the Quarters Ended

	November 30, 2004	August 31, 2004	May 31, 2004	February 29, 2004
Total assets	$ 2,872,521	$ 2,586,774	$ 2,473,962	$ 2,385,475
Mineral properties and deferred costs	2,421,293	2,168,988	2,023,381	1,887,198
Working capital (deficiency)	223,430	89,256	(296,238)	29,186
Revenues	66	31	30	268
Net Loss	611,286	189,759	189,759	444,021

For the Quarters Ended

	November 30, 2003	August 31, 2003	May 31, 2003	February 28, 2003
Total assets	$ 2,472,001	$ 2,297,460	$ 2,255,124	$ 1,937,528
Mineral properties and deferred costs	1,929,074	1,740,530[illegible]	1,654,619	1,462,213
Working capital (deficiency)	86,819	78,76[illegible]	300,899	161,117
Revenues	52	2 [illegible]	265	7
Net Income (loss)	625,387	244,811	640,808	6,909,156

Significant changes in key financial data from 2004 to 2003 can be attributed to the write-down of certain mineral properties and related deferred exploration costs. This is reflected in a decrease in total assets and mineral property and deferred costs. This was done as a prior period adjustment and is disclosed on the annual audited financial statements for the year ended February 29, 2004. During the current period, the Company wrote-off $41,144 in deferred exploration costs.

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of warrants and stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	November 30, 2004	February 29, 2004
Working capital (deficiency)	$ 223,430	$ 29,186
Deficit	(23,293,802)	(22,085,558)

Net cash used in operating activities during the period consists primarily of the operating loss and a change in non-cash working capital.

Net cash used for operating activities for the nine months period ended November 30, 2004 was $ 1,475,727 compared to net cash used for operating activities of $1,682,541 during the same period last year.

Net cash used in investing activities was $1,736 compared to $195,187 from the previous period. Financing activities provided cash of $1,623,490 during the nine months period ended November 30, 2004, compared to $1,780,000 from the comparable period last year. During the current period, the Company received $130,000 from sale of assets and $1,493,490

FILE 02-28-17

from issuance of stock. During the nine month period ended November 30, 2003, the Company received $1,780,000 from the issuance of capital stock.

Capital Resources

During the fiscal year ended February 29, 2004, the Company raised $672,950 in flow-through shares from the private placements. The Company is committed to spending the flow-through share proceeds on exploration and development activities. The Company is committed to spending $324,944 as follows:

Expenditures from March 1 to July 31, 2004	$181,084
Prepaid exploration expenditures	181,663
	$362,747

The Company has sufficient funds to meet its property maintenance payments for 2004 and cover anticipated administrative expenses throughout the year. It will continue to focus exploration and development efforts in Newfoundland and Labrador, Canada.

Commitments

The Company is committed to providing various levels of funding to keep its resource properties in good standing. They are as follows:

Shabogamo Project

- Incur expenditures on the project area of not less than an aggregate of $1,000,000 on or before December 31, 2006.

Other commitments

The Company has a lease commitment for its office premises which require future minimum annual lease payments as follows:

		Amount
2005	$	24,600
2006		24,600
2007		10,300
	$	59,500

Outstanding Share Data

Please refer to Note 5 in the unaudited interim financial statements for the nine months period ended November 30, 2004.

Related Party Transactions

The Company entered into the following transactions with related parties:

	November 30, 2004	November 30, 2003
Advertising and promotion (a)	$ 35,987	$ -
Automotive and travel (b)	48,492	-
Office and miscellaneous (c)	27,484	-
Wages (d)	180,000	90,000
		-

FILE 32 09 11

a) Paid or accrued $35,987 (2003 - $Nil) to the President and CEO for reimbursement of advertising and promotion expenses.

b) Paid or accrued $48,492 (2003 - $Nil) to the President and CEO for reimbursement of automotive and travel expenses.

c) Paid or accrued $18,906 (2003 - $Nil) to the President and CEO for reimbursement of office and miscellaneous expenses.

d) Paid or accrued $180,000 (2003 - $90,000) to the President and CEO for wages. Mr. Costerd was also reimbursed $287,000 (2003-$490,000) for the reimbursement of expenses related to financing of the Company.

The President and CEO of the Company is Mr. Bruce Costerd.

At November 30, 2004, accounts payable and accrued liabilities include $11,186 (2003: $18,271) due to companies controlled by directors of the Company.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Contingency

On April 21, 2003 the Company filed a grievance with Mineral Rights Adjudication Board ("MRAB") of the Government of Newfoundland and Labrador relating to certain mining claims held by Linear Resources Inc. ("Linear")

The Company is the registered and beneficial owner of certain mineral claims known as "the Katie Property". Consistent with that interest, the Company entered into an agreement with Black Bart Prospecting, Black Bart and Cyril Reid ("the Optionors") dated May 30, 2000 ("the Option Agreement"). Under the Option Agreement, the Optionors agreed, among other things, to grant to the Company (as Optionee) a right of first refusal within a specified perimeter area. The Company believes that Mineral Licences 9073M, 9080M, 9081M, 9082M and 9096M are located within the perimeter area specified in the Option Agreement.
Notwithstanding the existence of the Option Agreement, as well as the rights, privileges, obligations, and/or duties existing from it, Mineral Licences 9073M, 9080M, 9081M, 9082M and 9096M were transferred to Linear Resources Inc. ("Linear") on November 4, 2002. This transfer was due to the specific actions of Cyril Reid one of the Optionors under the Option Agreement.

The Company believes that it enjoyed the right of first refusal to Mineral Licences 9073M, 9080M, 9081M, 9082M and 9096M under the Option Agreement, and the Optionors, including Cyril Reid, were obligated to offer it to the Company before transferring it to a third party, including, Linear. The Company alleges that its rights have been denied and, the Optionors, specifically Cyril Reid, have breached the obligations and duties imposed upon them by the Option Agreement and upon exercise of that right by the Company, that Linear holds all rights to the property in trust for the sole use and benefit of the Company.

On October 23, 2003 the Company has asked the MRAB to expand the grievance from 5 licenses to 13 licenses. The additional 8 licenses were staked subsequent to the original 5 licenses specified in the grievance.

The grievance has not yet been considered by the Mineral Rights Adjudication Board. On March 3, 2004 the Company received a letter from the Minister of the Department of Natural Resources of Newfoundland and Labrador. The letter advises the Company that its Grievance will be heard by the MRAB as soon as the Minister has appointed individuals to the MRAB to fill vacancies created as a result of the expiration of the three-year term of the Chair and one Board member of the MRAB.

FILE # 82-2811

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, due from related parties, accounts payable and accrued liabilities and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in Canada and form the basis for the following discussion and analysis of critical accounting policies and estimates. We make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements. On a regular basis, we evaluate our estimates and assumptions including those related to the recognition of stock-based compensation.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. These estimates form the basis of our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from those estimates.

The following critical accounting policies reflect the more significant estimates and assumptions we have used in the preparation of our financial statements:

Stock Based Compensation

Effective, March 1, 2003, the Company adopted the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments." The Company has chosen to recognize compensation expense for all stock options granted subsequent to March 1, 2003. However, as required by the accounting standard, the Company has disclosed on a pro forma basis, the fair value impact of issuing stock options granted to employees and directors. The fair value of the stock options has been estimated based on the Black Scholes option-pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value of the Company's stock options.

Prior Period Adjustment

Management has determined that, due to insignificant expenditures made in recent years on certain resource properties, along with management's intention to concentrate its planned expenditures on other properties, that certain properties should be considered as impaired for financial reporting purposes. Accordingly, the carrying value of resource properties and deferred exploration expenditures has been written-down by $6,714,643 for the year ended February 28, 2003. As a result, net loss for the year ended February 28, 2003 has been restated to $8,026,869, deficit at February 28, 2003 has been restated to $20,361,651 and the carrying value of resource properties at February 28, 2003 has been restated to $1,462,213. Current expenditures on other properties will be written off as incurred.